News Release
TSX:RMX | NYSE AMEX:RBY
January 10, 2011

Rubicon Reports New High Grade Gold Intercepts From Exploration Drilling at the F2 Gold System, Phoenix Project, Red Lake, Ontario

-intercepts include 39.43 oz/t gold over 3.6 feet (1351.8 g/t gold over 1.1 metres), 2.07 oz/t gold over 11.5 feet (70.9 g/t gold over 3.5 metres) and 1.46 oz/ton gold over 11.2 feet (50.0 g/t gold over 3.4 metres)

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce further drill results from exploration drilling of the F2 Gold System, part of its 100% owned Phoenix Gold Project in the heart of the prolific Red Lake gold district of Ontario.  Results in this release pertain to exploration drilling that is focused outside the area of current delineation drilling which Rubicon reports separately (Figures 1 and 2 and December 21, 2010 news release). The exploration drilling is designed to expand  limits of the large F2 Gold System, and is directed at a 1.2 x 1.5 kilometre target area referred to as the ‘9X’ target area (See Figure 1). The 9X target area contains a previously announced NI-43-101 compliant, 4.0 million ounce inferred gold resource estimate grading 20.1 g/t gold (0.59 oz/t gold) which includes all drilling up to the end of July, 2010. A total of over 38,000 metres of drilling has been carried out in the 9X target area since July 31, 2010, results from which (including those in the current news release) are not incorporated into the resource estimate.

New results confirm extension into new target areas south of the 9X target area

Several drill holes have extended gold mineralization south of the 9X target area, confirming that the F2 Gold System is present over at least a 600 metre (1970 feet) vertical extent in this area down to a depth of 1357 metres (4452 feet) below surface where it has been drill-tested to date. Signficant results include 2.07 oz/ton gold over 11.5 feet (70.9 g/t gold over 3.5 metres) in hole F2-108 and 39.43 oz/ton gold over 3.6 feet (1351.8 g/t gold over 1.1 metres) in hole F2-108-W1.

These latest holes are significant because they demonstrate that the F2 Gold System geology extends south of the original 9X target area over a considerable vertical extent and that the F2 Gold System continues to be open in all directions for further drilling. A previously reported intercept, located approximately 250 metres below surface (hole PR-10-18 returned 102.7 g/t gold over 0.6 metres), also south of the 9X target area, suggests that the vertical extent of the F2 Gold System could be significant in this area.

Drilling in Target Area 1 continues to extend gold mineralization

A number of holes were completed between depths of approximately 350 metres to 550 metres below surface in target area 1 (Figure 2 and Table 1). These include numerous high-grade intercepts such at 1.46 oz/ton gold over 11.2 feet (50.0 g/t gold over 3.4 metres) in hole 305-39, and 1.31 oz/t gold over 6.9 feet (45.0 g/t gold over 2.1 metres) in drill hole 305-47 (see Table 1 and Figures 1 and 2 for complete results).

These results are significant because they show that the F2 Gold System below the current area of delineation drilling is well developed and is likely to be amenable to future delineation drilling. As well, it provides confidence that the F2 Gold System will continue to fill in at greater depths (target areas 2 and 7) where drilling is currently wider spaced.

PR11-01                                For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

“These latest results continue to demonstrate both the very high hit ratio of holes drilled to date since discovery in 2008 as well as the continued presence of significant high-grade gold in newly tested areas. Of particular note is the extension of the system south of the already large 9X target area which bodes well for further expansion of the F2 Gold System,” stated David Adamson, President and CEO.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR11-01                                For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Assay Results

Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area
F2-107	676	3.0	22.5	0.09	73.8	5
Incl.	667	7.1	5.0	0.21	16.4	5
And Incl.	669	18.4	1.0	0.54	3.3	5
F2-108	888	70.9	3.5	2.07	11.5	South of 9X
Incl.	887	245.0	1.0	7.15	3.3	South of 9X
F2-108	975	10.8	1.0	0.32	3.3	South of 9X
F2-108-W1	730	9.2	1.2	0.27	3.9	South of 9X
F2-108-W1	1357	1351.8	1.1	39.43	3.6	South of 9X
F2-109	Anomalous
F2-110	250	3.9	5.8	0.11	19.0	4
F2-111	No Significant Assays
F2-112	719	16.1	1.0	0.47	3.3	South of 9X
F2-113	Anomalous
122-74	1025	19.0	1.0	0.55	3.3	5
122-74	1075	22.1	2.0	0.64	6.6	5
Incl.	1076	34.4	1.0	1.00	3.3	5
122-74	1207	11.7	1.0	0.34	3.3	8
122-75	No Significant Assays
305-20	Anomalous
305-22	No Significant Assays
305-23	307	8.5	1.4	0.25	4.6	1
305-24	Anomalous
305-25	Anomalous
305-26	No Significant Assays
305-27	287	37.8	3.0	1.10	9.8	1
Incl.	287	102.0	1.0	2.98	3.3	1
305-29	301	6.0	2.0	0.18	6.6	1
305-30	459	5.4	7.0	0.16	23.0	1
Incl.	460	11.9	2.0	0.35	6.6	1
305-31	432	7.7	2.2	0.22	7.2	1
305-32	583	3.0	6.0	0.09	19.7	1
305-33	503	5.1	3.0	0.15	9.8	1
Incl.	502	14.6	0.9	0.43	3.0	1
305-34	255	3.9	3.0	0.11	9.8	1
305-35	297	6.9	5.0	0.20	16.4	1
Incl.	297	19.6	1.5	0.57	4.9	1
305-35	298	6.3	1.8	0.18	5.9	1
305-35	308	5.7	6.1	0.17	20.0	1

PR11-01                                For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1: Assay Results (continued)
Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area
Incl.	308	16.8	1.0	0.49	3.3	1
305-35	309	3.5	3.1	0.10	10.2	1
305-35	312	4.4	3.9	0.13	12.8	1
305-36	342	3.2	19.0	0.09	62.3	1
Incl.	340	13.9	1.0	0.41	3.3	1
Incl.	346	24.7	1.0	0.72	3.3	1
305-36	362	4.7	8.5	0.14	27.9	1
Incl.	360	16.6	1.5	0.48	4.9	1
305-37	Anomalous
305-38	326	3.9	6.0	0.11	19.7	1
Incl.	325	12.7	1.0	0.37	3.3	1
305-38	333	14.6	2.2	0.43	7.2	1
305-39	394	5.4	13.0	0.16	42.6	1
Incl.	394	18.8	2.0	0.55	6.6	1
305-39	417	6.0	4.0	0.18	13.1	1
Incl.	416	12.8	1.6	0.37	5.2	1
305-39	451	50.0	3.4	1.46	11.2	1
Incl.	451	160.5	1.0	4.68	3.3	1
305-39	475	5.5	3.4	0.16	11.2	1
305-39	526	12.8	1.0	0.37	3.3	1
305-40	947	14.8	1.0	0.43	3.3	2
305-40	975	7.3	2.0	0.21	6.6	2
Incl.	975	12.2	1.0	0.36	3.3	2
305-41	388	36.3	2.0	1.06	6.6	3
Incl.	388	71.5	1.0	2.09	3.3	3
305-42	No Significant Assays
305-43	1157	7.7	12.1	0.22	39.7	7
Incl.	1155	11.9	4.5	0.35	14.8	7
305-44	553	9.0	1.2	0.26	3.9	2
305-45	671	5.3	3.0	0.15	9.8	2
Incl.	670	24.1	0.5	0.70	1.6	2
305-46	973	11.6	2.0	0.34	6.6	2
305-46	986	5.6	5.8	0.16	19.0	2
Incl.	985	13.8	2.0	0.40	6.6	2
305-47	394	45.0	2.1	1.31	6.9	1
Incl.	394	90.0	1.0	2.63	3.3	1

Holes with the prefix ‘122’ and ‘305’were drilled from underground. Assays are uncut. Reported results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold. Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and < 10.0 gram gold x metre product and > 2 g/t gold.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

PR11-01                                For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 1: F2 Gold System Plan Map

Note:  Grey shaded box denotes area of delineation drilling.
Results within the delineation area of the 9X release are holes designed to target below, but passed through, the box.

PR11-01                                For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2:  Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
1
2
3
4
5
6
7
8
9
305-38 3.9 / 6.0 Incl. 12.7 / 1.0
305-34 3.9 / 3.0
305-35 3.5 / 3.1
305-35 5.7 / 6.1 Incl. 16.8 / 1.0
305-38 14.6 / 2.2
305-35 6.3 / 1.8
305-35 6.9 / 5.0 Incl. 19.6 / 1.5
305-36 4.7 / 8.5 Incl. 16.6 / 1.5
305-27 37.8 / 3.0 Incl. 102.0 / 1.0
F2-110 3.9 / 5.8
305-29 6.0 / 2.0
305-39 5.4 / 13.0 Incl. 18.8 / 2.0
305-41 36.3 / 2.0 Incl. 71.5 / 1.0
305-23 8.5 / 1.4
305-35 4.4 / 3.9
305-39 6.0 / 4.0 Incl. 12.8 / 1.6
305-36 3.2 / 19.0 Incl. 13.9 / 1.0 And Incl. 24.7 / 1.0
F2-112 16.1 / 1.0
305-39 50.0 / 3.4 Incl. 160.5 / 1.0
305-47 45.0 / 2.1 Incl. 90.0 / 1.0
305-39 12.8 / 1.0
305-39 5.5 / 3.4
305-44 9.0 / 1.2
305-30 5.4 / 7.0 Incl. 11.9 / 2.0
305-31 7.7 / 2.2
305-33 5.1 / 3.0 Incl. 14.6 / 0.9
F2-107 3.0 / 22.5 Incl. 7.1 / 5.0 And Incl. 18.4 / 1.0
305-32 3.0 / 6.0
305-40 7.3 / 2.0 Incl. 12.2 / 1.0
305-45 5.3 / 3.0 Incl. 24.1 / 0.5
F2-108-W1 9.2 / 1.2
305-46 5.6 / 5.8 Incl. 13.8 / 2.0
122-74 19.0 / 1.0
122-74 22.1 / 2.0 Incl. 34.4 / 1.0
122-74 11.7 / 1.0
305-40 14.8 / 1.0
F2-108 70.9 / 3.5 Incl. 245.0 / 1.0
305-46 11.6 / 2.0
F2-108 10.8 / 1.0
305-43 7.7 / 12.1 Incl. 11.9 / 4.5
F2-108-W1 1351.8 / 1.1
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63 14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

Note:  Grey shaded box denotes area of delineation drilling.
Results within the delineation area of the 9X release are holes designed to target below, but passed through, the box.

PR11-01                                For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
Drill core assays were conducted on sawn NQ-sized half core sections. Delineation drilling intercepts represent horizontal thickness which at this time is interpreted to be true thickness. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays from underground are conducted on face samples that employ a panel sample technique. This technique marks out intervals on the face or walls defined by geological or mineralogical boundaries taking no more than a one metre square for any panel. All assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Drill work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project exploration Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR11-01                                For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.